Mail Stop 6010

August 9, 2006

Ms. Izumi Hara, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Warner Chilcott Corporation
100 Enterprise Drive
Rockaway, New Jersey 07866

Re: Warner Chilcott Holdings Company, Limited
Amendment No. 1 to Form S-1 Registration Statement
File No. 333-134893

Dear Ms. Hara:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Valuation of Goodwill and Intangible Assets, page 49

1. Refer to your responses to comments nine and ten. Please disclose here and within your discussion of revenue recognition that management does not believe that the assumptions are reasonably likely to change in the future.

Results of Operations, page 49

2. Refer to your response to comment 11. Please tell us how you are able to determine the changing price impact on your revenues, when you are unable to quantify the sales volume. In addition, please explain why you are unable to determine the volume of sales actually recognized as revenue for each period presented.

Consolidated Balance Sheets, page F-26

3. Please ensure that you have disclosed the liquidation preference, rather than the liquidation value, and the redemption value of the subsidiary's preferred stock on the face of your consolidated balance sheets.

11. Stock Based Compensation Plans, page F-51

4. For those equity instruments issued during 2005 through the date of your response, please disclose their grant date, the number of options or shares granted, the exercise price, and the fair value. In addition, please disclose the specific contemporaneous valuation date and the following information for those issuances which no independent contemporaneous valuation was performed:

    a. The significant factors, assumptions, and methodologies used in determining fair value;

    b. A discussion of each significant factor contributing to the difference between the fair value of the most recent grant and the midpoint of the estimated IPO price;

    c. The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist

    For item (b), we will defer our final evaluation of stock compensation and other costs recognized until the estimated offering price is specified.

5. Since your response to comment 31 appears to indicate that there is no minimum conversion price for the class L common stock, please tell us how you have considered EITF 00-19 in accounting for its conversion feature.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Keira Ino at 202-8551-3659 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Richard D. Truesdell, Jr., Esq.
        Davis Polk & Wardwell
        450 Lexington Avenue
        New York, New York 10017